Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

						For the nine
						months ended
	For the year ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
Earnings:
Income from continuing operations before non-controlling interests and income taxes	$19,395	$8,699	$28,409	$36,980	$37,962	$25,349
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	(156)	(496)
Adjustments for equity income from unconsolidated subsidaries	222	(390)	(696)	(365)	243	2,130
Fixed charges added to earnings	4,831	6,334	6,327	5,365	5,304	4,463

Total earnings	24,448	14,643	34,040	41,980	43,353	31,446

Fixed charges:
Interest expense:	81	909	554	93	70	29
Amount representative of the interest factor in rents:	4,750	5,425	5,773	5,272	5,234	4,434

Total Fixed charges added to earnings	$4,831	$6,334	$6,327	$5,365	$5,304	$4,463

Ratio of earnings to fixed charges	5.1	2.3	5.4	7.8	8.2	7.0